UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wizard World, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

97751C100

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

1100 Glendon Ave., Suite 850, Los Angeles, CA 90024

(310) 331-8480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd. 98-0335509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 8,821,577

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,821,577

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,821,577

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.34%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 97751C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Capital, LLC 95-4717240

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 375,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 375,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.737%

14.	Type of Reporting Person (See Instructions) CO

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The following constitutes Amendment No. 1 ("Amendment No. a") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 1 is hereby amended and restated as follows:

Item 1. Security and Issuer

This statement relates to the shares of common stock (the “Shares”) of Wizard World, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 225 California Street, El Segundo, CA 90245.

Item 2 is hereby amended and restated as follows:

Item 2. Identity and Background

This statement is filed on behalf of all persons and entities and participants of Bristol Investment Fund, Ltd., an entity organized under the laws of the Cayman Islands (“Bristol”) and Bristol Capital, LLC, a Delaware limited liability company ("BC"). BIF and BC are collectively referred to herein as the “Reporting Persons.” Bristol is a privately held fund that invests primarily in publicly-traded companies through the purchase of securities in private placement and/or open market transactions. The address of Bristol’s registered office is Caledonian Trust (Cayman) Limited, 69 Dr. Roy’s Drive, George Town, Grand Cayman, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to Bristol. Paul Kessler is manager of BCA and as such has voting and dispositive power over the securities held by Bristol. BC is a privately held limited liability company that engages from time to time in investing in publicly-traded companies through the purchase of securities in private placement and/or open market transactions. The address of BCA's and BC's office is 1100 Glendon Ave., Suite 850, Los Angeles, California 90024. Paul Kessler is the sole manager of BC and therefore has voting and dispositive power over the securities held by BC. During the last five years the neither of the Reporting Persons nor Paul Kessler have not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

Bristol received the Shares reported herein upon the conversion of all of its shares of Series A convertible preferred stock and exchange of all of its warrants to purchase common stock of the Issuer, pursuant to the Notice of Conversion and Notice of Warrant Exchange executed by Bristol and the Issuer in July 2013. BC received the Shares reported herein upon conversion of its option to purchase common stock of the Issuer.

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Item 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a)	As of the date of the filing of this Amendment No. 1 to Schedule 13D, (i) Bristol owns 8,821,577 Shares, which represents approximately 17.34% of the Shares outstanding, based upon 50,869,649 Shares outstanding as of November 7, 2013, as reported by the Issuer in its 10-Q filed on November 8, 2013, and (ii) Bristol Capital, LLC owns 375,000 Shares, which represents approximately 0.737% of the 50,869,649 shares outstanding as of November 7, 2013, as reported by the Issuer in its 10-Q filed on November 7, 2013.

(b)	Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF") and the manager of Bristol Capital, LLC ("BC"), has power to vote and dispose of the Shares owned by BIF and BC. Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF.

(c)	There were no transactions in the Shares during the last sixty days by the Reporting Persons.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2013

BRISTOL INVESTMENT FUND, LTD.

BRISTOL CAPITAL, LLC

By: /s/ Paul Kessler

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